SEC Mail Processing Section

MAR - 1 2012

Washington, DC
123

[redacted]

SEC 12013638 MISSION

19
46

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~50032~~ 52688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Viewpoint Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 West A Street, Suite 325
(No. and Street)

San Diego	California	92101-7911
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Leyton — (619) 272-2810
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name)*

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
410

OATH OR AFFIRMATION

I, Seth Leyton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Viewpoint Securities, LLC**, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

(See attached Calif. Notary Acknowledgement)

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

State of California
County of San Diego

On 28 Feb. 2012 before me, - F. A. Henkels -, Notary Public, personally appeared - Seth Leyton - who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

F. A. Henkels
Signature of Notary Public

OFFICIAL SEAL
F. A. HENKELS
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1858340
SAN DIEGO COUNTY
MY COMM. EXP. JULY 19, 2013

seal

Description of the attached document:

Annual Audited Report
title or description of attached document

Number of Pages ________

Document Date ______

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

VIEWPOINT SECURITIES, LLC

Financial Statements and Supplemental Schedule
December 31, 2011

(With Independent Auditors' Reports Thereon)

VIEWPOINT SECURITIES, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2011

INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity (Deficit)	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
SUPPLEMENTARY SCHEDULE	
I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	12
INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	14
Schedule of Assessment Payments on Form SIPC-7 as required Under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission	15

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Viewpoint Securities, LLC:

We have audited the accompanying statement of financial condition of Viewpoint Securities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity (deficit) and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viewpoint Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred operating losses and has a substantial members' deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2012

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

VIEWPOINT SECURITIES, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	802
Securities owned		5,000
Other assets		18,882
Total assets	$	24,684
Liabilities and Member's Deficit		
Liabilities		
Accrued expenses and other liabilities	$	267,160
Total liabilities		267,160
Member's deficit		(242,476)
Total liabilities and member's deficit	$	24,684

See notes to the financial statements and independent auditors' report.

VIEWPOINT SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2011

Revenues:		
Commissions	$	1,770,792
Consulting fees		172,000
Interest income		4,313
Unrealized loss on investments		(120,000)
Other income		51,517
Total revenues		1,878,622
Operating expenses:		
Clearing and execution charges		137,180
Commissions and other payroll costs		1,616,909
Communications		9,344
Professional fees		284,185
Licensing and registration fees		14,249
Occupancy costs		45,491
Travel and entertainment		33,930
Computer		35,364
Estimated settlement expense		131,238
Reserve for deposit with clearing organization		250,000
Other expenses		72,973
Total operating expenses		2,630,863
Net loss before income taxes		(752,241)
Income tax expense		-
Net loss	$	(752,241)

See notes to the financial statements and independent auditors' report.

VIEWPOINT SECURITIES, LLC

Statement of Changes in Member's Equity (Deficit)

For the Year Ended December 31, 2011

Balance at December 31, 2010	$	509,765
Net loss		(752,241)
Balance at December 31, 2011	$	(242,476)

See notes to the financial statements and independent auditors' report.

VIEWPOINT SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(752,241)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Unrealized loss on investments		120,000
Bad debt expense		17,500
Reserve for deposit with clearing organization under indemnification agreement		250,000
Change in assets and liabilities:		
Receivable with clearing organization		232,959
Increase in deposit with clearing organization		(140,000)
Other assets		(12,237)
Accrued expenses and other liabilities		194,101
Net cash used in operating activities		(89,918)
Net decrease in cash		(89,918)
Cash and cash equivalents at beginning of year		90,720
Cash and cash equivalents at end of year	$	802
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

VIEWPOINT SECURITIES, LLC
Notes to the Financial Statements
December 31, 2011

Note 1 - Nature of Business

Viewpoint Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on March 16, 2000, as Wahoo Institutional Trading, LLC. During 2002, the Company changed its name to Viewpoint Securities, LLC. Business operations are conducted from the Company's offices in San Diego, California. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and provides investment and brokerage services to its clients. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 ("Rule 15c3-3") of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2 - Liquidity and Capital Resources

The Company has experienced negative cash flows from operations and operating net losses. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the financial services industry.

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the stock market and financial services industry. At December 31, 2011, the Company has $802 in cash and cash equivalents and working capital deficit of approximately $242,000. The Company's sole member contributed $260,000 to the Company in February 2012. The matters discussed above raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Significant Accounting Policies (continued)

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company had cash balances in excess of federally insured limits at various times during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation ("SIPC").

Securities owned and securities sold but not yet purchased are carried at fair market value. Securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities Transactions
Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computer equipment is depreciated over three to five years. Furniture and fixtures are depreciated over seven to ten years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Income Taxes
The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents receivable from clearing organization, deposits with clearing organization and accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Note 3 - Significant Accounting Policies (continued)

Management Review
The Company has evaluated subsequent events through February 27, 2012, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 - Significant Provisions of the Company's Limited Liability Agreement

The Company's profits and losses shall be allocated to each member in proportion to their share interests owned.

The Company's duration is perpetual. The Company can be dissolved as a result of the following events: bankruptcy, decision of the members holding a majority of the share interests to dissolve the Company; sale or disposition of all or substantially all of the Company's property; or dissolution of the Company pursuant to operation of law or judicial decree.

Upon wind down or dissolution of the Company, the members shall be entitled to receive, after paying or making reasonable provision for all of the Company's creditors to the extent required by the membership agreement, the remaining funds of the Company, pro rata in proportion of positive balances in the capital accounts in the Company.

Note 5 - Clearing Deposit

The Company conducts substantially all business through its primary clearing firm Penson Financial Services, Inc. ("Penson"), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with Penson, the Company is required to maintain a clearing deposit of $250,000. In January 2012, Penson informed the Company that due to certain violations of the clearing broker agreement, Penson invoked an indemnification clause and has stopped servicing as the clearing broker for the Company and is withholding the $250,000 clearing deposit to serve as collateral for certain claims made by customers of the Company against Penson. The Company does not believe it will receive any funds from the clearing deposit and has reserved the entire deposit balance of $250,000 which is included on the statement of operations.

Note 6 - Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Note 6 - Fair Value Measurements (continued)

Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2011:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ -	$ 5,000	$ -	$ 5,000
Total securities	$ -	$ 5,000	$ -	$ 5,000

The Company owns 500,000 shares of STW Resources Holdings Corporation ("STWS") common stock, the sale of which was restricted as of December 31, 2011. STWS common stock trades under the ticker symbol STWS.OB on the OTC Bulletin Board. Due to the low volume of trades, the Company has valued their investment in STWS at $0.01 per share, which is the price per share that STWS traded at December 31, 2011.

Note 7 - Commitments and Contingencies

The Company leases its office space under a non-cancelable operating lease. Rent expense for the year ended December 31, 2011 was approximately $41,000.

Future minimum lease commitments under non-cancelable operating at December 31 are as follows:

2012	$ 49,427
2013	50,867
2014	43,390
Total minimum lease payments	$ 143,684

Note 7 - Commitments and Contingencies (continued)

Litigation
The Company from time to time incurs legal fees related to potential contingencies and claims by customers.

The Company has two claims filed against it, which are accrued in the accompanying statement of financial condition. The first is for breach of contract with a former service provider. The Company has estimated the settlement to be $8,000. The second claim is from a former brokerage customer. The Company has estimated the settlement to be $131,239, which is included in estimated settlement charges on the statement of operations.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Clearing Agreements
The Company has entered into secondary clearing agreements with other FINRA member firms ("correspondents"), which provides that all the funds and securities belonging to the correspondents' customers are subject to the terms of the Company's clearing agreement.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The risk associated with the indemnification clause is subject to the market volatility of the underlying securities for a period of up to three days. At December 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. The Company had a minimum clearing fee of $5,000 per month during the year ended December 31, 2011.

Note 8 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital deficit and net capital requirements of ($265,022) and $17,811, respectively. The Company's aggregate indebtedness to net capital ratio was (1.01) to 1.

The Company is out of compliance with Rule 15c3-1 at December 31, 2011, which requires the Company to have a minimum net capital of $5,000.

Note 9 - Subsequent Events

In February 2012, the sole member of the Company contributed $260,000 to the Company.

Schedule I

VIEWPOINT SECURITIES, LLC

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2011

Total member's deficit qualified for net capital	$	(242,476)
Deductions and/or charges		
Non-allowable assets:		
Securities		5,000
Non-allowable portion of other assets		17,518
Total deductions and/or charges		22,518
Net capital deficit before haircuts on securities		(264,994)
Haircuts on securities		28
Net capital deficit	$	(265,022)
Aggregate indebtedness		
Accounts payable and accrued expenses		267,160
Total aggregate indebtedness	$	267,160
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	17,811
Net capital deficit in excess of minimum requirement	$	(282,833)
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	(291,738)
Ratio of aggregate indebtedness to net capital deficit		-1.01 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 26, 2012	$	16,606
Audit adjustments:		
Net effect of audit adjustments on non-allowable assets		(250,000)
Net effect of audit adjustments on net capital		(31,628)
Net capital deficit per audit	$	(265,022)

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Board of Directors of
Viewpoint Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Viewpoint Securities, LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2011 to meet the SEC's objectives as we recorded certain adjustments to the Company's financial records during the course of our audit which caused the Company to not be in compliance with the net capital requirements pursuant to Rule 15c3-1 of the SEC, which we consider to be a significant deficiency.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Viewpoint Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Viewpoint Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in Viewpoint Securities, LLC's compliance with the applicable instructions of the Form SIPC-7. Viewpoint Securities, LLC's management is responsible for Viewpoint Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 27, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

VIEWPOINT SECURITIES, LLC
401 W A ST., STE 325
SAN DIEGO, CA 92101-7911
FINRA CRD 104226
SEC FILE NO. 8-50032

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 4,367
   B. Less payment made with SIPC-6 filed (exclude interest) (4,270)
      7/27/11
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 97
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VIEWPOINT SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of FEBRUARY, 20 12.

MANAGING MEMBER, CHIEF COMPLIANCE OFF.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January, 20 11
and ending December, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,878,622
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	132,035
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	132,035
2d. SIPC Net Operating Revenues	$ 1,746,587
2e. General Assessment @ .0025	$ 4,367
	(to page 1, line 2.A.)